FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.	Date of Material Change

April 2, 2007.

3.	News Release

A news release was issued by the Corporation on April 2, 2007 through the facilities of Canada NewsWire.

4.	Summary of Material Change

The Corporation has filed its 2006 Annual Report.

5.	5.1 Full Description of Material Change

Please refer to the news release of the Corporation dated April 2, 2007 which is attached to this report.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted.

8.	Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas J. Rowe
President and Chief Executive Officer
(403) 262-1838

9.	Date of Report

April 2, 2007.

NEWS RELEASE

Birch Mountain Files 2006 Annual Report

CALGARY, April 02, 2007 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) announces filing of its 2006 Annual Financial Report that is available on www.sedar.com or www.sec.gov.

Year 2006 at a Glance

The Company commenced operations in the Muskeg Valley Quarry ("MVQ"), producing and selling limestone aggregates in various specifications. Total limestone sales for the year were $1,540,564. Aggregate product inventories were stockpiled to assure the ability to supply into the high demand spot market for aggregates. The MVQ is now 110 Ha (275 acres) of exposed limestone and quarry operations, which is approximately 80% greater than the original plan for 2006. The accelerated development is a result of the earlier acquisition of the Company’s crushing spread, clearing the plant site earlier than planned and starting the construction of the South Haul Road ("SHR") within the MVQ mineral surface lease. The quarry development expenditures in 2006 have favorably positioned Birch Mountain to meet the anticipated sales volumes for 2007.

Regulatory, engineering and environmental work for the Hammerstone Project, which will include an expanded quarry and production facilities to process limestone into quicklime, cement and other related products, plus facilities for recycling spent lime and reclaiming solid residues generated when reagent limestone or lime are used to capture sulphur, was also advanced significantly during the year. The Company also undertook further development with regulatory, engineering and environmental work and initial tree clearing to prepare for the construction of the SHR. Key milestones accomplished, related to this work, include the following:

  In May 2006, the Company filed an application and environmental impact assessment with provincial regulatory authorities for the Hammerstone Project. The proposed Hammerstone Project integrates the existing MVQ into an expanded quarry and aggregate plant, and adds a limestone-processing complex.

  In August 2006, an updated independent NI 43-101 technical report entitled Hammerstone Project, Alberta: Qualified Person’s Review and Technical Report (the "2006 Technical Report") was released, based on an update of the pre-feasibility study. The 2006 Technical Report was authored by AMEC Americas Limited and Phoenix Process Engineering, Inc.

  In January 2007, the regulatory application for the SHR was filed.

  In February 2007 the Company filed its 2007 Hammerstone Project Update (the "2007 Project Update") with the Alberta Natural Resources Conservation Board, Alberta Environment and the Alberta Energy and Utilities Board. The purpose of the 2007 Project Update was to inform regulators and regional stakeholders of Birch Mountain’s optimized development plan for the Hammerstone Project. The new plan stages plant capacities and capital expenditures to better align the build up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

Financial Overview

The tables below summarize the financial position and results of operations for the years ended December 31.

CONSOLIDATED BALANCE SHEET	2006	2005
ASSETS
Current
Cash and cash equivalents	1,345,483	32,322,603
Accounts receivable	2,202,698	476,455
Inventory	5,703,196	-
Prepaids and deposits	7,995,965	441,545
	17,247,342	33,240,603
Restricted cash	4,250,000	1,000,000
Long-term asset	137,294	232,489
Property, plant and equipment	18,729,682	425,112
Mineral properties	44,608,237	13,662,648
TOTAL ASSETS	84,972,555	48,560,852
LIABILITIES
Current
Accounts payable and accrued liabilities	4,113,610	3,369,083
Current portion of long term debt	1,580,858	-
Deferred revenue	50,306	50,306
Other current liabilities	2,437,781	3,346,264
	8,182,555	6,765,653

Long term debt	6,911,321	-
Asset retirement obligation	1,100,000	360,000
Convertible debentures	28,537,087	-
	44,730,963	7,125,653
SHAREHOLDERS’ EQUITY
Share capital	47,489,830	46,950,953
Contributed surplus	10,236,663	1,774,873
Deficit	(17,484,901)	(7,290,627)
	40,241,592	41,435,199
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	84,972,555	48,560,852

CONSOLIDATED STATEMENTS OF LOSS AND	2006	2005	2004
DEFICIT
Sales	$895,455	$-	$-
Cost of sales	989,412	-	-
Other limestone sale	645,109	-	-
Interest and other income	498,028	332,568	48,190
Expenses	7,840,462	4,433,905	2,172,876
Mineral exploration costs	858,964	540,481	762,371
Indirect quarry costs	2,544,028	-	-
Loss	$10,194,274	$ 4,641,818	$ 2,887,057
Loss per share, basic and fully diluted	$(0.13)	$(0.08)	$(0.05)
Ending Deficit	$17,484,901	$ 7,290,627	$ 2,648,809

The Company has a working capital balance at December 31, 2006 of $9.1 million, a decrease of approximately $17.4 million from December 31, 2005. The decrease is a result of the continued operation and development of the MVQ and Hammerstone Project as the Company spent a total of $32.1 million on mineral development, $1.0 million on mineral exploration, $2.5 million on initial quarry operations and purchased approximately $18.4 million in equipment during 2006.

The Company secured additional financing during the year which included:

  Issuing convertible unsecured subordinated debentures having a face value of $34.5 million during the year. The debentures were issued pursuant to a public offering and mature on December 31, 2011. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. In the year ended December 31, 2006 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007. Assuming no conversions, interest expense relating to the debentures will be approximately $2,070,000 annually.
  Entering into a financing agreement with a Canadian lending institution to finance a crushing and screening plant costing $6,922,050 plus GST. The original loan amount was $7,337,373 with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $1,379,184 per year.
  Arranging a capital lease financing line that allowed for the financing of a piece of quarry excavation equipment costing $1,235,000. Lease payments, consisting of principal and interest, will be $255,384 annually until August 2011 when the Company will have the option to purchase the equipment at its residual value of $200,000.

Additionally, the Company completed a $15.5 million senior secured credit facility subsequent to December 31, 2006.

The Company incurred a loss of $10,194,274 in the year ended December 31, 2006 (2005–$4,641,818; 2004–$2,887,057) and at December 31, 2006, had a retained deficit of $17,484,901. The Company earned revenues from limestone sales of $1,540,564 which includes an off-quarry limestone sale. The Company did not have any sales in 2005 or 2004. The Company earned interest income in 2006 of $498,028, $332,568 in 2005 and $48,190 in 2004.

In 2006, Birch Mountain focused its resources on the opening and early operations of the quarry and the further development of the Hammerstone Project. Total expenses have risen in 2006 and 2005 as the Company moves forward with activities necessary for operations, including work necessary for the Hammerstone Project, the SHR application, the payment of professional fees related to long-term debt financing, implementation of the US Sarbanes-Oxley Act and the independent 2006 Technical Report. Total expenses increased $6,269,068 or 126%, of which $2,544,028 or 41% was related to indirect quarry costs, $1,600,375 or 26% was related to stock-based expenses, $727,644 or 12% was related to professional fees, $436,604 or 7% was related to shareholder services, $454,673 or 7% was due to increased salaries and benefits, $437,701 was related to interest and bank charges and $222,153 or 4% was related to amortization, accretion and depletion. Office expenses decreased by $478,950 from 2005 due to an accrual of $516,286 in 2005 related to the flow through shares. The remaining difference is related to development, operations and corporate activities for the development of the Company’s limestone reserve in its Athabasca leases and permits.

In 2006, the Company spent a total of $32,987,591 on development of the existing quarry and the Hammerstone Project, of which $32,128,627 was capitalized and $858,964 was reported as an expense. These expenditures can be broken down into four broad categories with the following estimated expenditures:

  Site construction of $29.7 million paid to NORAMAC Ventures, an independent third party, for the excavation and stockpiling of surface overburden, development of the quarry pit, construction of equipment maintenance and lay down pads and a road and scale foundations, preparing part of the SHR and clearing the plant site;

  Payments of $2.2 million to contractors and consultants for engineering, drilling, technical, environmental and regulatory services including any related materials;

  An accrual of $679,000 for future site reclamation costs for the MVQ; and

  Various administrative costs and salaries directly related to the MVQ or the Hammerstone Project.

Important Information Regarding Financial Information in the News Release

The financial information in this news release should be read in conjunction with the Company’s 2006 Annual Financial Report and other informational disclosures on SEDAR or EDGAR at www.sedar.com and www.edgar.com.

The financial numbers presented in the summary tables may refer to certain financial measures that are not determined by Generally Accepted Accounting Principles (GAAP) in Canada or the United States. Financial measures such as regular general and administrative expenses and mineral exploration costs are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position and are relevant measures of the ability of the Company to earn returns for shareholders. These measures may differ from those made by other issuers and accordingly, may not be comparable with such measures as reported by other corporations.

Investor Presentations

The Company will be hosting a one hour analysts’ conference call at 11:00AM Eastern, 9:00AM Mountain for one hour on Tuesday April 3, 2007. ..A copy of the slides will be available on the Company’s website at www.birchmountain.com.on Tuesday morning, in advance of the presentation,

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Dan Rocheleau, Acting CFO & Director of Financial Reporting, Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements

This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.